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                              March 24, 2022

       Sal Gilbertie
       Chief Executive Officer
       Teucrium Commodity Trust
       c/o Teucrium Trading, LLC
       Three Main Street, Suite 215
       Burlington, VT 05401

                                                        Re: Teucrium Commodity
Trust
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2022
                                                            File No. 333-263438

       Dear Mr. Gilbertie:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Operation of the Fund, page 3

   1.                                                   Please prominently
discuss here and in The Sugar Market on page 75 the impacts of current geopolitical
events on the sugar market by quantifying, to the extent information is available, sugar
prices, the price of sugar futures contracts, the extent to which the sugar futures market is
experiencing backwardation, the price of your shares, and the increased trading
volume of sugar futures and your shares as of the most recent practicable date.
   2. Please place the discussion of position limits in context by quantifying and disclosing
 Sal Gilbertie
Teucrium Commodity Trust
March 24, 2022
Page 2
      whether you are approaching the position limits of the CFTC or futures exchange rules such that the position limits are likely to restrict your ability to continue to invest in the
      Benchmark Component Futures Contracts. In addition, please disclose your specific plans, if any, to purchase other sugar interests on foreign exchanges or other instruments in the event you are no longer able to purchase Benchmark Component Futures Contracts.
      To the extent you have discretion under applicable regulatory requirements to invest in these other instruments, so state.
3. Please disclose here, if true, that the fund is in the process of entering into an agreement with a new futures commission merchant (FCM) and discuss the attendant risks. Also clarify how the constraints on the number of "wheat futures contracts" applies to you.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact John Stickel, Attorney-Advisor at (202) 551-3324 or J.
Nolan
McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any questions you may have.



                                                             Sincerely,
FirstName LastNameSal Gilbertie
                                                             Division of
Corporation Finance
Comapany NameTeucrium Commodity Trust
                                                             Office of Finance
March 24, 2022 Page 2
cc:       W. Thomas Conner
FirstName LastName